NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Tesla, Inc.

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of July 26, 2022, email communication sent by Kyle Seeley, Corporate Governance and ESG Investment Officer, New York State Common Retirement Fund

Tesla, Inc.

VOTE FOR PROPOSAL SEVEN

Proposal Requesting a Report on Efforts to Stop Workplace
Discrimination and Harassment

Filed by the New York State Common Retirement Fund

Annual Meeting: August 4, 2022

BACKGROUND ON PROPOSAL SEVEN

•	There have been multiple news reports and allegations in recent years concerning gender and race discrimination at Tesla, Inc.
•	A federal district court recently concluded that there was “ample ‘disturbing’ evidence to support the outcome” of the California discrimination trial in October of 2021, at which “[j]jurors heard that the Tesla factory in Fremont ‘was saturated with racism,’” and “that supervisors and Tesla’s broader management failed to help.” The judge added, “and supervisors even joined in on the abuse.”[1]
•	The U.S. Equal Opportunity Commission “has initiated an open investigation” into Tesla for alleged workplace discrimination at its facilities.[2]
•	After receiving hundreds of Tesla’s workers’ complaints, the California Department of Fair Employment and Housing is suing the Company over allegations of discrimination and harassment of Black employees at its San Francisco Bay area factory.[3]

Text of Proposal SEVEN

Resolved, Shareholders request the Board of Directors of Tesla, Inc. to oversee the preparation of an annual public report describing and quantifying the effectiveness and outcomes of Company efforts to prevent harassment and discrimination against protected classes of employees, including but not limited to, sexual harassment and racial discrimination. The report should disclose the Company’s progress on relevant metrics and targets, such as:

a)	the total number and aggregate dollar amount of disputes settled by the Company related to abuse, harassment or discrimination based on race, religion, sex, national origin, age, disability, genetic information, service member status, gender identity, or sexual orientation;
b)	the Company’s progress toward reducing the average length of time it takes to resolve sexual harassment or discrimination complaints, either through internal processes or through litigation; and
c)	the total number of pending harassment or discrimination complaints the Company is seeking to resolve through internal processes or through litigation.

_____________________________

1 https://fortune.com/2022/04/14/federal-judge-cuts-tesla-racial-discrimination-case-award-15-million/

2 https://www.business-standard.com/article/international/us-federal-agency-opens-probe-into-tesla-for-workplace-discrimination-122041900262_1.html

3 https://www.dfeh.ca.gov/wp-content/uploads/sites/32/2022/02/TeslaPR2.10.22.pdfhttps://www.blackenterprise.com/elon-musk-wants-twitter-to-have-free-speech-while-his-tesla-plants-continue-to-spread-hate-speech/

Reasons to Vote FOR Proposal SEVEN

Tesla, Inc. has faced significant negative media coverage of its poor performance related to its management of workplace discrimination and harassment risks. Additionally, the Company has not successfully demonstrated to stockholders that it has the ability to manage and conduct oversight of these risks.

•	It has been reported that, as of March 2022, there were 46 lawsuits by current and former employees of Tesla who alleged they were discriminated against or harassed based on gender or race. According to Business Insider, “[s]even legal and labor experts told Insider that the sheer number of lawsuits against Tesla should be a cause for concern to the carmaker.”[4]
•	It has been reported that most Tesla workers are subject to mandatory arbitration agreements; consequently, there is little transparency into the extent of workforce mismanagement.[5]
•	A company’s reputation can meaningfully influence its financial performance, and a damaged reputation is difficult to repair. A Deloitte global executive survey on strategic risk found that the number one risk concern for business executives surveyed from around the world is reputation damage. The report put the implications of reputational risk in this way: “A company’s reputation should be managed like a priceless asset and protected as if it’s a matter of life and death, because from a business and career perspective, that’s exactly what it is.”[6]

Conclusion

Stockholders are encouraged to vote FOR Proposal SEVEN on the proxy, the Stockholder Proposal Requesting a report on Tesla’s efforts to stop workplace discrimination and harassment at the Tesla, Inc.’s Annual Meeting on August 4, 2022. Additional information on the Fund’s voting at Tesla can be found at: https://www.osc.state.ny.us/common-retirement-fund/corporate-governance.

For questions, please contact Kyle Seeley, and Investment Officer of the New York State Common Retirement Fund, Kseeley@osc.ny.gov.

This is not a solicitation of authority to vote your proxy.

Please do not send us your proxy card.

_____________________________

4 https://www.businessinsider.com/tesla-lawsuits-former-workers-claim-racial-discrimination-sexual-harassment-2022-3

5 https://europe.autonews.com/automakers/teslas-employee-arbitration-policy-comes-under-fire

6 https://www2.deloitte.com/global/en/pages/governance-risk-and-compliance/articles/reputation-at-risk.html